EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 14, 2016 (including amendments thereto) with respect to the Common Stock, $1 par value, of RENN Fund Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 14, 2016

ETUDE CAPITAL LLC

By: /s/ Steven I Stein

        Name: Steven I Stein

        Title: President

/s/ Steven I Stein

Steven I Stein